1-15152

P.E 4-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

SYNGENTA AG
(Translation of Registrant's Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland

P

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

1123661

Re: SYNGENTA AG

First Quarter Trading Statement and Resolutions of the Ordinary General Meeting of Shareholders

Filed herewith is a copy of the First Quarter Trading Statement and Resolutions of the Ordinary General Meeting of Shareholders of Syngenta AG. The full texts follow:

###

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone: +41 61 323 23 23
Fax: +41 61 323 24 24
www.syngenta.com

syngenta

Media Release – Communiqué aux Médias – Medienmitteilung – Pressrelease

First Quarter Trading Statement 2002

Basel, Switzerland, 23 April 2002

Sales for the first quarter of 2002 were $1.84 billion (Q1 2001: $1.91 billion). At constant exchange rates sales were unchanged; currency movements reduced reported sales by 3 percent essentially due to the weakness of the Euro and of Asian currencies.

Crop Protection sales in Europe benefited from a strong performance in Germany following new product launches, coupled with a recovery in the UK, notably for cereal fungicides; this offset a slow start in France. Sales in NAFTA were flat with a strong start in Canada and Mexico mitigating anticipated US channel destocking of selective herbicides, particularly in the corn market; the non-selective herbicide TOUCHDOWN® continued to grow. In Asia Pacific a change in order pattern adversely affected sales in Japan. New product launches - ACANTO® and CALLISTO® - are proceeding well; in addition, CRUISER® seed treatment (thiamethoxam) in professional products grew strongly. Ongoing range rationalization is expected to offset new product sales growth for the full year but will enhance future profitability.

Seeds field crop sales were down largely due to more intense competition in the US corn market and reduced soybean acreage. Vegetable and flower sales were strong in Europe.

Market conditions have shown little change since the start of the year with commodity crop prices remaining low. However, first quarter performance indicates that barring further unfavorable currency movements, synergy realization will result in some margin improvement in 2002.

Syngenta is a world-leading agribusiness. The company ranks first in crop protection, and third in the high-value commercial seeds market. Sales in 2001 were approximately US $6.3 billion. Syngenta employs more than 20,000 people in over 50 countries. The company is committed to sustainable agriculture through innovative Research and Technology. Syngenta is listed on the Swiss stock exchange and in London, New York and Stockholm. Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+ 1 (917) 322 2569
Media Enquiries:	O'Patrick Wilson (Switzerland)	+41 61 323 2323
	Ian Weatherhead (UK)	+44 1483 260 188
	Lori Captain (USA)	+ 1 (302) 425 2121

Unaudited First Quarter Sales 2002

Syngenta	1st Quarter 2002 $m	1st Quarter 2001 $m	Actual[1] %	CER[1] %
Crop Protection	1472	1518	- 3	-
Seeds	372	387	- 4	-1
Total	1844	1905	- 3	-

Crop Protection				
Product line				
Selective herbicides	534	565	- 6	- 4
Non-selective herbicides	151	167	-3	- 1
Fungicides	398	412	- 4	+ 1
Insecticides	194	212	- 6	- 2
Professional products	150	129	+ 14	+ 16
Other	45	33	+ 10	+ 14
Total	1472	1518	- 3	-
Regional				
Europe, Africa and Middle East	609	628	- 3	+ 2
NAFTA	547	551	- 1	-
Latin America	96	95	+ 1	+ 2
Asia Pacific	220	244	- 10	- 4
Total	1472	1518	- 3	-

Seeds				
Product line				
Field Crops	240	261	- 8	- 5
Vegetables and Flowers	132	126	+ 5	+ 9
Total	372	387	- 4	- 1
Regional				
Europe, Africa and Middle East	197	193	+ 2	+ 7
NAFTA	157	169	- 7	- 7
Latin America	6	12	- 49	- 49
Asia Pacific	12	13	- 8	- 2
Total	372	387	- 4	- 1

[1] CER = constant exchange rates; product line variances take into account minor reclassifications made in 2002.

Syngenta International AG
P.O Box
CH-4002 Basel
Switzerland
Telephon: +41 61 323 11 11
Fax: + 41 61 323 12 12
www.syngenta.com

syngenta

Syngenta AG: Resolutions by the Ordinary General Meeting of Shareholders

The Ordinary General Meeting of Shareholders took place on 23 April 2002

Agenda

1. **Approval of the Annual Report, the annual financial statements and the consolidated financial statements for the business year 2001**
   The Board of Directors proposes to approve the Annual Report, the annual financial statements and the consolidated financial statements for the business year 2001.

   Resolution: Approval of the Annual Report, the annual financial statements and the consolidated financial statements for the business year 2001.

2. **Discharge of the members of the Board of Directors and the Executive Committee**
   The Board of Directors proposes to discharge the members of the Board of Directors and the Executive Committee.

   Resolution: Discharge of the members of the Board of Directors and the Executive Committee.

3. **Appropriation of balance sheet profit and dividend decision 2001**
   The Board of Directors proposes to appropriate the balance sheet profit as follows:

Available earnings 2001	CHF 148 056 583
Distribution of a dividend of CHF 0.80 gross for the business year 2001 on 112 564 584 registered shares entitled to dividends	CHF – 90 051 667
Balance carried forward	CHF 58 004 916

   Resolution: Distribution of a dividend of CHF 0.80 gross per share.

4. **Elections to the Board of Directors**
   Proposal of the Board of Directors:
   a) Re-election of Messrs. Martin Taylor, Peter Thompson, Rolf Watter and Felix Weber, each for a 3-year term of office;
   b) Election of Mr. Pedro Reiser for a 1-year term of office;
   c) Election of Mr. Rupert Gasser for a 2-year term of office.

   Resolution: Re-election of Messrs. Martin Taylor, Peter Thompson, Rolf Watter and Felix Weber each for a 3-year term of office. Election of Mr. Pedro Reiser for a 1-year term of office. Election of Mr. Rupert Gasser for a 2-year term of office.

5. **Election of the Auditors and Group Auditors**
   The Board of Directors proposes to elect Ernst&Young AG as Auditors of Syngenta AG and as Group Auditors for the business year 2002.

   Resolution: Election of Ernst&Young AG as Auditors of Syngenta AG and as Group Auditors for the business year 2002.

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SYNGENTA AG

By: ______________________________
Name: Christoph Mäder
Title: General Counsel

By: ______________________________
Name: Damian Heller
Title: Corporate Secretary

Date: April 23, 2002